UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-35729

YY Inc.

Building B-1 North Block of Wanda Plaza

No. 79 Wanbo Er Road, Nancun Town

Panyu District, Guangzhou 511442

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY INC.

By:	/s/ Bing Jin
	Name:	Bing Jin
	Title:	Chief Financial Officer

Date: June 18, 2019

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EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2018 and 2019

Exhibit 99.3	Unaudited Interim Condensed Consolidated Financial Statements of YY Inc. as of and for the Three Months Ended March 31, 2018 and 2019

Exhibit 99.4	Pro Forma Condensed Consolidated Statements of Operations for the Year Ended December 31, 2018 and the Three Months Ended March 31, 2019

Exhibit 99.5	Audited Financial Statements of Bigo Inc as of and for the Year Ended December 31, 2018

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